Exhibit 99.5

First Phosphate Closes Oversubscribed Private Placement Financing

Saguenay, Quebec--(Newsfile Corp. - May 28, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce that on, May 27, 2025, it closed a non-brokered private placement financing (the “Offering”), as further described in the Company’s news release dated May 9, 2025.

As part of the Offering, the Company raised a total of $2,391,155 through the issuance of 4,391,880 Flow-Through Shares for gross proceeds of $1,764,658 and 1,789,990 Hard Dollar Units, comprised of 1,789,990 Common Shares and 894,995 Warrants, for gross proceeds of $626,497.

Together with this Offering, the Company has raised to date a total of $22.7 million in 7 management-led non-brokered private-placement financings since June 2022.

In connection with this financing, the Company paid $800 in finder’s fees, issued 239,918 Compensation Shares and advisory common shares at a price of $0.35 per Compensation Share, and issued 213,633 Compensation Warrants, exercisable at a price of $0.50 per common share of the Company, until December 31, 2025, subject to an Accelerated Expiry Date. All securities issued under the Offering will be subject to a four-month and one day statutory hold period in accordance with applicable securities laws. The Company intends to use the proceeds from the Offering as disclosed in the Company’s press release dated May 9, 2025. Capitalized terms used in this news release and not defined herein have the meanings given to them in the Company’s news release dated May 9, 2025. The Company may close another tranche of the Offering at its discretion.

Insider Participation

In connection with this closing, Laurence W. Zeifman, Director of the Company, purchased 285,714 Flow-Through Shares, and Peter Nicholson, Director of the Company, purchased 714,286 Flow-Through Shares.

Related Party Transactions

As related parties of the Company received Hard-Dollar Units, Flow-Through Shares, Common Shares, and Warrants in connection with the Offering, the transactions are considered related party transactions for the purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The participation of the related parties of the Company are exempt from the formal valuation and minority shareholder approval requirements provided under MI 61-101 in accordance with sections 5.5(a) and 5.7(1)(a) of MI 61-101. The Company is relying on an exemption from the formal valuation requirements of MI 61-101 available because the fair market value of the issued Hard-Dollar Units, Flow-Through Shares, Common Shares and Warrants to the related parties pertaining to the Offering does not exceed 25% of the Company's market capitalization, as determined in accordance with MI 61-101. The Company did not file a material change report related to the transactions more than 21 days before the expected closing of the transactions as required by MI 61-101 but believes that this shorter period is reasonable and necessary in the circumstances as the Company wishes to improve its financial position and to close the Offering in short order for sound business reasons.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Completion of the Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals. There can be no assurance that any further securities will be sold under Offering.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is a mineral development company dedicated to producing high-purity phosphate for the LFP battery industry. The Company is committed to sustainable extraction and purification with a low anticipated carbon footprint. Its vertically integrated model connects phosphate mining directly into the supply chains of North American battery producers. First Phosphate's flagship project, the Bégin-Lamarche Property in Saguenay-Lac-Saint-Jean, Quebec, contains rare igneous anorthosite rock that yields high-purity phosphate with minimal impurities.

For additional information, please contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forwardlooking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things: the Company’s planned exploration and production activities; the properties and composition of any extracted phosphate; the Company’s plans for vertical integration into North American supply chains; the terms of the Offering, including, the issuance of any securities, the closing and date of future tranches, and the receipt of all necessary approvals.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the Company’s public disclosure record including the short form base prospectus dated June 5, 2024, as well as: the receipt of all necessary approvals.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant. These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian and United States securities authorities, including without limitation the “Risk Factors” section of the Company’s Management Discussion and Analysis dated October 21, 2024 and Annual Report on 20-F dated July 8, 2024, which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

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https://www.newsfilecorp.com/release/253624